-- FOR IMMEDIATE RELEASE --

NORTH PENN BANCORP, INC. ANNOUNCES DEPOSITOR APPROVAL OF PLAN OF MHC REORGANIZATION AND CONCLUSION OF THE SUBSCRIPTION AND COMMUNITY OFFERING PORTION OF THE STOCK OFFERING

SCRANTON, PENNSYLVANIA May 4, 2005 -- Frederick L. Hickman, President and Chief Executive Officer of North Penn Bancorp, Inc. (the "Company"), the stock holding company of North Penn Bank, announced that, at a special meeting held today, depositors approved North Penn Banks' Amended and Restated Plan of Reorganization and Minority Stock Issuance, pursuant to which North Penn Bancorp, Inc. is conducting an initial public stock offering. The depositors also approved establishment and funding of North Penn Charitable Foundation. Mr. Hickman also announced that the subscription and community offering portion of North Penn Bancorp, Inc.'s stock offering has concluded.

Mr. Hickman said, "We appreciate our depositors' support, evidenced by their approval of both the Plan of Reorganization and the charitable foundation. We welcome the interest in our organization shown by the depositors and members of the public who submitted stock orders."

The Company and Ryan Beck & Co., Inc., ("Ryan Beck"), marketing agent for the offering, are in the process of tabulating subscription and community offering stock orders.  As contemplated in the prospectus dated March 28, 2005, the Company has authorized Ryan Beck to proceed with a syndicated community offering of unsold shares of common stock.  Subject to market conditions, independent appraiser review and regulatory approval, North Penn Bancorp, Inc. expects to complete the stock offering at approximately the minimum of the stock offering range, 636,863 shares, with an additional 28,277 shares to be contributed to the charitable foundation and the remaining 778,415 outstanding shares to be owned by North Penn Mutual Holding Company.  The employee stock ownership plan has elected to purchase shares over time in the after market, rather than during the offering. Shares of common stock sold in the subscription, community and syndicate community offerings will all be sold at a price of $10.00 per share.  During the syndicated offering period, orders received in the subscription and community offerings will be maintained, with interest on subscribers' funds continuing to accrue interest until consummation of the stock offering.

Completion of the reorganization and related offering remains subject to confirmation of the Company's existing independent appraisal and receipt of final regulatory approvals. The transactions are expected to be consummated this month. Shares of North Penn Bancorp, Inc. will begin trading on the OTC Bulletin Board promptly thereafter.

North Penn Bancorp, Inc., headquartered in Scranton, Pennsylvania, is the holding company for North Penn Bank, Scranton, Pennsylvania, which is a full-service community bank serving Lackawanna and Monroe counties, Pennsylvania through 4 branch offices.

Stevens & Lee, P.C. is serving as counsel to North Penn Bank and Malizia Spidi & Fisch, PC is serving as counsel to Ryan Beck. FinPro, Inc. performed the appraisal for North Penn Bank.

This news release contains certain forward-looking statements about the proposed stock issuance by North Penn Bancorp, Inc. These include statements regarding the proposed offering amount and timing.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in the offering, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business of North Penn Bank and changes in the securities markets.

This is neither an offer to sell nor a solicitation of an offer to buy the common stock. The offering is made only by the prospectus of North Penn Bancorp, Inc.

Contact: Frederick L. Hickman, President and Chief Executive Officer

(570) 344-6113

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